                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of l934
                               (Amendment No. 2)


                              David White, Inc.
                     -----------------------------------
                              (Name of Issuer)


                         Common Stock, $3 Par Value
                  ----------------------------------------
                       (Title of Class of Securities)


                                 756-044-103
                             -------------------
                               (CUSIP Number)


                               Tony L. Mihalovich
                     President and Chief Executive Officer
                               David White, Inc.
                                11711 River Lane
                                 P.O. Box 1007
                       Germantown, Wisconsin  53022-8207
                                 (414) 251-8100
                    ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                December 22, 1995
                         ------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box /____/.

Check the following box if a fee is being paid with the statement /____/.

CUSIP No. 756-044-l03                  l3D                     Page 2 of 5 Pages

--------------------------------------------------------------------------------
l. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   R. Ron Heiligenstein/###-##-####
--------------------------------------------------------------------------------
                                                           ----
2. CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP (a) /    /
                                                          ----
                                                        (b) /    /
                                                             ----
   N/A
--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS

   N/A
--------------------------------------------------------------------------------
                                                          ----
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED /    /
                                                         ----
   N/A
--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------


                  7.   SOLE VOTING POWER
NUMBER
OF                     40,000
SHARES
BENEFICIALLY      --------------------------------------------------------------
OWNED             8.   SHARED VOTING POWER
BY
EACH                   -----
REPORTING
PERSON            --------------------------------------------------------------
WITH              9.   SOLE DISPOSITIVE POWER

                       40,000

                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER

                       -----
                  --------------------------------------------------------------

                                                               Page 3 of 5 Pages

ll.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,000

--------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     N/A                                        /    /
                                                ----
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%
--------------------------------------------------------------------------------

l4.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
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                                                               Page 4 of 5 Pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D

        R. Ron Heiligenstein hereby amends and supplements his statement on Schedule l3D dated November 27, 1990 (the "Statement"), as amended on July 24, 1995, with respect to the Common Stock of David White, Inc. (the "Company").


        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See item 4 below.

        ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended by inserting the following paragraph after the last paragraph thereof:

        On December 22, 1995, the undersigned gifted 4000 shares of stocks to five different family trusts (800 shares to each trust). The undersigned no longer has sole or shared dispositive or voting control over those shares. No funds were involved with respect to the December 22, 1995 gift transactions. The undersigned has no current plans or proposals which would relate to or result in any events described in subparagraphs (a) through (j) of Item 4.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended in its entirety to read as follows:

        (a) Aggregate number of Shares beneficially owned and percent of class: 40,000 shares of Common Stock; 8.7%.

        (b)  Number of shares as to which the undersigned has:

             (i)    sole power to vote or to direct the vote:    40,000

             (ii)   shared power to vote or to direct the vote:     -0-

             (iii)  sole power to dispose or to direct the disposition
                    of:                                          40,000

             (iv)   shared power to dispose or to direct the
                    disposition of:                                 -0-

        (c)  Not Applicable.

        (d)  Not Applicable.

        (e)  Not Applicable.

                                                               Page 5 of 5 Pages

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         (a) Stock Option Agreement dated January 11, 1990 between R. Ron Heiligenstein and the Issuer. [Pursuant to Rule 13d-2(c), this Exhibit is not required to be restated electronically.]


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 1996
-----------------------


/s/ R. Ron Heiligenstein
----------------------------------
R. Ron Heiligenstein